May 23, 2006

Mr. Michael A. Pugh
Chief Financial Officer, Mitcham Industries, Inc.
8141 SH 75 South
P.O. Box 1175
Huntsville, TX 77342

Re:	Mitcham Industries, Inc.
Form 10-K for the fiscal year ended January 31, 2006
      File No. 0-25142

Dear Mr. Pugh:

      We have reviewed your filings and have the following comments.
We have limited our review to only disclosures concerning open staff comments from our previous review, restatement disclosures and controls and procedures disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 9A. Controls and Procedures, page 26

II. Evaluation of Disclosure Controls and Procedures

1. We note you that you concluded that your disclosure controls
and
procedures were effective as of January 31, 2006 to "give
reasonable
assurance...."   Delete this phrase as it is not contemplated
within
the definition of disclosure controls and procedures. In addition, your definition of disclosure controls and procedures is incomplete.
Please refer to Rules 13a-15(e) and 15d-15(e) and revise your disclosures accordingly.

2. It is unclear to us how you concluded that your disclosure controls and procedures were effective as of January 31, 2006. Please reassess your conclusion in light of the following comments.

* We note that you were required to restate your consolidated statements of cash flows as the result of three separate errors in the application of U.S. GAAP.
* The errors were not identified until after your January 31, 2006 evaluation date.
* SAB 99 is not a mechanism for disposing of quantitatively
material
items.  A matter is "material" if there is a substantial
likelihood
that a reasonable person would consider it important.   Based on
the
quantitative impact that these errors had on your consolidated statements of cash flow, it is unclear to us why a reasonable person would not consider your restatements to be material.

3. Please identify each control deficiency. In light of the above, please reevaluate your conclusion that "...the control deficiencies that resulted in the restatement of our Consolidated Statements of Cash Flows do not represent a material weakness in our internal control over financial reporting." Please ensure that your evaluation is done with regard to the each control deficiency both individually and in the aggregate.

4. Revise your disclosures accordingly.

III. Changes in Internal Control over Financial Reporting

5. We note that during the quarter ended January 31, 2006 you "upgraded certain of the Company`s information systems that [you] use to accumulate financial data used in financial reporting."  We also
note your disclosure that, "Other than ongoing modification to
[your]
information systems following [your] system upgrade...there was no change in [your] system of internal control over financial reporting..." It is not clear what you are attempting to convey to readers.  Revise your disclosures to clearly indicate whether or not
there were changes in your internal control over financial
reporting
that occurred during the quarter that materially affected, or are reasonably likely to materially affect, your internal control over
financial reporting.   Provide a comprehensive discussion
regarding
the nature of the upgrades to your information systems.   If any
changes in your internal controls over financial reporting occurred after January 31, 2006 as a result of the above referenced restatements, provide a detailed discussion of such changes.


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne
Baker,
Assistant Chief Accountant, at (202)551-3691 or to the undersigned at
(202) 551-3255.

Sincerely,



Nili Shah
Branch Chief
Mr. Michael Pugh
Mitcham Industries, Inc.
May 23, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE